UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2024

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Disclosure of Corporate Value-Up Plan

On October 24, 2024, SK Telecom Co., Ltd. (the “Company”) disclosed its Corporate Value-Up Plan (the “Plan”) to the Korea Exchange. The English version of the Plan can be viewed from the Company’s investor relations website at https://www.sktelecom.com/en/investor/lib/presentation.do.

The main contents of the Plan are as follows:

1.	Value-Up Summary

2.	Company Overview

3.	Current Status Analysis

4.	Targets

a.	Capital Efficiency: return-on-equity of at least 10% (in 2026)

b.	Shareholder Return: at least 50% of adjusted consolidated profit (FY2024 ~ 2026)

c.	“AI Vision 2030”: total revenue of KRW 30 trillion, of which 35% to be achieved from AI-related businesses (in 2030)

5.	Planning

a.	Enhancement of Capital Efficiency

b.	AI-Centered New Growth Engines

c.	Improvement of Financial Soundness

d.	Stable Shareholder Return

6.	IR Activities

7.	ESG

Forward-Looking Statement Disclaimer

The Plan contains forward-looking statements within the meaning of U.S. securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates, projections, goals and targets, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: October 24, 2024